PROSPECTUS SUPPLEMENT NO. 45 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Portage Biotech Inc.

61,102,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release dated May 15, 2014, announcing that the Company’s wholly owned subsidiary, Portage Pharmaceuticals Ltd., has entered into a collaborative research and development agreement with US National Institute of Health; on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on May 16 2014.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter Quotation Board (OTCQB)under the symbol “PTGEF” and on the Canadian Securities  Exchange (CSE) under the symbol PBT.U.

The high and low bid prices for our common stock on the OTCQB on May 16, 2014 were US$0.10 and US$0.09 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” described in Annual Report Form F-20 for the fiscal year 2013 filed on July 25, 2013.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated May 21, 2014

 NEWS RELEASE

PORTAGE SIGNS A COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENT  WITH US NATIONAL INSTITUTE OF HEALTH

Toronto, Ontario, May 15, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U), is pleased to inform that its wholly owned subsidiary, Portage Pharmaceuticals Ltd.(PPL or the Company) has entered into a materials collaborative research and development agreement (M-CRADA) with the National Eye Institute, one of the National Institutes of Health.   Portage will provide its lead cell permeable peptide targeting inflammatory diseases to Dr. Robert B. Nussenblatt to investigate its efficacy in animal models of uveitis.  Portage will also provide financial support for these studies.

 “This agreement will enable Portage to benefit from Dr. Nussenblatt’s great depth of knowledge and experience in the area of inflammatory eye diseases while providing tools to further the understanding of the pathogenesis of these diseases and possibly a new therapeutic approach that could be a great benefit to patients” says Dr. Bruce Littman, CEO of Portage Pharmaceuticals.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Apart from PPL, Portage holds 54% equity in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”).  Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. Biohaven’s first drug candidate is being developed for treatment-resistant mood and anxiety disorders. The lead drug candidate is a Phase 2 ready compound and will enter clinical testing for treatment-resistant mood or anxiety disorders next year. A second unique drug candidate also targeting the glutamatergic system has a well-established safety profile and will begin optimization of its formulation in 2014.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.